UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 6, 2016 (January 5, 2016)

CAPE BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-33934	26-1294270
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

225 North Main Street, Cape May Court House, New Jersey 08210

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (609) 465-5600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On January 5, 2016, OceanFirst Financial Corp. (“OceanFirst”) and Cape Bancorp, Inc. (“Cape”) issued a joint press release attached hereto as Exhibit 99.1 announcing that OceanFirst and Cape have entered into a definitive agreement and plan of merger pursuant to which Cape will merge with and into OceanFirst (the “Transaction”). The joint press release attached to this Current Report on Form 8-K as Exhibit 99.1 is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(a)	Financial statements of businesses acquired. Not Applicable.

(b)	Pro forma financial information. Not Applicable.

(c)	Shell company transactions: Not Applicable.

(d)	Exhibits.

Exhibit No.	Description

99.1	Joint Press Release, issued by OceanFirst and Cape on January 5, 2016

Forward-Looking Statements

This report contains forward-looking statements. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Cape assumes any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst or Cape anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Cape’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Cape’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, OceanFirst’s and Cape’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this report or in any documents, OceanFirst and Cape claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving OceanFirst and Cape. This material is not a solicitation of any vote or approval of OceanFirst’s or Cape’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Cape may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of OceanFirst and Cape are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Cape and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Cape’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of OceanFirst and Cape. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Jill Apito Hewitt, Senior Vice President and Investor Relations Officer or Cape Bancorp, Inc., 225 North Main Street, Cape May Court House, New Jersey 08210, Attn: Michael D. Devlin.

Participants in the Solicitation

OceanFirst, Cape and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of OceanFirst’s and Cape’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 27, 2015. Information about the directors and executive officers of Cape and their ownership of Cape’s common stock is set forth in the proxy statement for Cape’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 24, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s and Cape’s shareholders in connection with the proposed Transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CAPE BANCORP, INC.

DATE: January 6, 2016	By:	/s/ Michael D. Devlin
Michael D. Devlin
President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Joint Press Release, issued by OceanFirst and Cape on January 5, 2016